Exhibit 99.1

A2Z Announces Increased Advanced Smart Cart Order From Leading Israeli Retailer - Yochananof

TEL AVIV, ISRAEL / December 13, 2022 / A2Z Smart Technologies Corp. (NASDAQ:AZ) (TSXV:AZ), today announces that it has received an increased purchased order of 30% (300 smart carts) from a leading grocery chain M. YOCHANANOF AND SONS (1988) LTD. (“Yochananof”)

This now brings the total order to 1,300 smart carts and total aggregate revenues to approximately New Israeli Shekels (“NIS”) 35 million ($12.0 million; CAD $13.8 million). Pricing and delivery terms are in line with the original agreement and payment will be made in advance for each batch of smart carts delivered.

To date, Yochananof has paid the Company approximately NIS 20, million (USD $5.8m; CAD $8.0m)

Delivery of the initial purchase order continues at pace with 11 Yochananof stores now utilizing the Cust2Mate Smart Cart solution. The Company anticipates completion of the initial purchase order and the increased purchased order by the end of the second quarter of 2023.

About A2Z.

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Contact Information:

Hanover International Inc.
Jim Hock
Jh@hanoverintlinc.com
(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.